Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear in this interim report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Leishen Energy Holding Co., Ltd. (“Leishen Cayman”) was incorporated under the laws of Cayman Islands as an exempted company with limited liability on October 19, 2022. As a holding company with no material operations, Leishen Cayman conducts substantially all of its operations through its operating subsidiaries (collectively, the “Company”) in the PRC. The Company is a provider of clean-energy equipment and integrated solutions to the oil and gas industry, with a commitment to providing customers with high-performance, safe and cost-effective energy solutions. The Company’s major businesses segments include (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment. At present, the Company holds 102 invention and utility model patents, 3 trademarks and 8 software copyrights.

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share (each, an “Ordinary Share”), with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. After deducting underwriting discounts and commissions, the Company received total net proceeds of $5.4 million.

On November 27, 2025, the Company’s shareholders approved an amendment to the memorandum and articles of association to adopt a dual-class share structure. The authorized share capital of the Company is US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each. All of the issued and outstanding ordinary shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, were re-designated into Class A ordinary shares of par value US$0.001 each; the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISEPOWER ENERGY SERVICES CO., LTD., respectively, were re-designated into class B ordinary shares of a par value of US$0.001 each; 20,000,000 of the authorized but unissued ordinary shares were re-designated into Class B ordinary shares of par value US$0.001 each; and all of the remaining authorized but unissued ordinary shares were re-designated into Class A ordinary shares of par value US$0.001 each. Under the new structure, the Company’s share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share carries one (1) vote per share, and each Class B Ordinary Share carries twenty-five (25) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles.

The Company’s corporate structure as of March 31, 2026 was as follows:

The Company’s principal subsidiaries are as follows:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Leishen Energy Holding Co., Ltd (“Leishen Cayman”)	Cayman Islands	October 19, 2022	—	Holding company
Leishen Energy Group Holding Co.，Ltd. (“Leishen (Holding) Hong Kong”)	Hongkong, China	November 25, 2022	100%	Holding company
Leishen Energy Group Co., Ltd. (“Leishen Hong Kong”)	Hongkong, China	February 11, 2010	100%	Purchase and sale of oil and gas professional equipment and instruments
ZJY Technologies Co., Ltd. (“ZJY Technologies”)	Beijing, China	March 2, 2007	100%	Design and sale of oil and gas professional equipment and after-sales support, and oilfield digitalization and integration service
China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”)	Beijing, China	October 19, 2007	100%	Design and sale of oil and gas equipment and instruments, and engineering technology services
Leishen Energy Technology (Nanjing) Co.,Ltd. (“Leishen Nanjing”)	Nanjing, China	September 27, 2022	100%	Purchase and sale of oil and gas professional equipment and instruments
Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”)	Beijing, China	January 29, 2018	100%	No business operations
Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”)	Shandong, China	September 14, 2010	100%	Sales of oil and gas professional equipment and instruments
Leishen Energy Services Co., Ltd. (“Leishen Services”)	Shandong, China	January 23, 2019	100%	No business operations
Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Sichuan Leishen Hongzhuo”)	Chengdu, China	January 16, 2019	100%	Production, storage and transportation of natural gas (LNG/CNG)
Sichuan Huayou Huitong New Material Co. Ltd. (“Huayou Huitong”)	Chengdu, China	May 29, 2020	100%	Production and sales of bonded composite pipes
Xinjiang Breslin Oil and Gas Service Co., Ltd. (“Xinjiang Breslin”)	Xinjiang, China	August 22, 2024	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
Lionize Engineering Technology Limited	Hongkong, China	February 21, 2025	100%	No business operations
Suqian Hanmo Energy Service Co., Ltd. (“Suqian Hanmo”)	Jiangsu, China	April 21, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
LSE Energy International Co., Ltd (“LSE Energy International”)	Saudi Aribia	June 29, 2025	100%	No business operations
LSE Energy America Inc (“LSE Energy America”)	United States	August 14, 2025	100%	No business operations
China Oil Blue Ocean Hydrogen Energy Technology Co., Ltd (“China Oil Hydrogen Energy”)	Beijing, China	August 5, 2025	100%	No business operations
China Oil Blue Ocean Equipment (Sichuan) Co., Ltd	Chengdu, China	December 11, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2026 and 2025

The following table summarizes our results of operations for the six months ended March 31, 2026 and 2025, and provides information regarding the dollar and percentage change during the six months.

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(Unaudited)		(Unaudited)
Revenues	$20,978,428	100.0%	$28,195,284	100.0%	$(7,216,856)	(25.6)%
Cost of revenues	(15,753,600)	(75.1)%	(23,256,253)	(82.5)%	7,502,653	(32.3)%
Gross profit	5,224,828	24.9%	4,939,031	17.5%	285,797	5.8%

Operating expenses:
Selling and marketing	1,535,890	7.3%	635,306	2.3%	900,584	141.8%
General and administrative	2,133,900	10.2%	3,045,282	10.8%	(911,382)	(29.9)%
Provision for expected credit losses	2,145,919	10.2%	3,317,683	11.8%	(1,171,764)	(35.3)%
Research and development	97,448	0.5%	163,008	0.6%	(65,560)	(40.2)%
Total operating expenses	5,913,157	28.2%	7,161,279	25.5%	(1,248,122)	(17.4)%

Loss from operations	(688,329)	(3.3)%	(2,222,248)	(8.0)%	1,533,919	(69.0)%

Other (expenses) income:
Interest expense	(36,080)	(0.2)%	(20,035)	(0.1)%	(16,045)	80.1%
Exchange (loss) gains	(167,571)	(0.8)%	45,795	0.2%	(213,366)	(465.9)%
Income from equity investment	-	-%	171,368	0.6%	(171,368)	(100.0)%
Net investment (loss) gain from short-term investments	(1,064,172)	(5.1)%	826,153	2.9%	(1,890,325)	(228.8)%
Interest income from loans receivable	93,183	0.4%	50,805	0.2%	42,378	83.4%
(Loss) gain from disposal of property and equipment	(288,176)	(1.4)%	116,311	0.4%	(404,487)	(347.8)%
Other income, net	197,232	0.9%	77,831	0.3%	119,401	153.4%
Total other (expenses) income, net	(1,265,584)	(6.2)%	1,268,228	4.5%	(2,533,812)	(199.8)%

Loss before income taxes	(1,953,913)	(9.5)%	(954,020)	(3.5)%	(999,893)	104.8%

Income tax (benefit) expense	(117,174)	(0.6)%	14,635	0.1%	(131,809)	(900.6)%

Net loss	(1,836,739)	(8.9)%	(968,655)	(3.6)%	(868,084)	89.6%
Less: net loss attributable to non-controlling interests	-	-%	(344,240)	(1.2)%	344,240	(100.0)%
Net loss attributable to Leishen Energy Holding Co., Ltd.	$(1,836,739)	(8.9)%	$(624,415)	(2.4)%	$(1,212,324)	194.2%

Revenues

Currently, we have four revenue streams: clean-energy equipment sales, digitalization and integration equipment sales, new energy sales and delivery of oil and gas field engineering technical services. Revenues decreased by $7,216,856, or 25.6%, to $20,978,428 for the six months ended March 31, 2026 from $28,195,284 for the six months ended March 31, 2025. The decrease in our total revenues was primarily attributable to ongoing initiative to scale-back our lower-margin businesses within our new energy and digitalization and integration equipment segments, which objective is to enhance our overall gross profit. The Company expects that among its four revenue streams, clean-energy equipment sales and oil and gas field engineering technical services should remain stable or grow modestly, while digitalization and integration equipment sales and new energy sales would decline in the near term due to the proactive scale-back of lower-margin businesses; however, as the Company works to expand the volume of its higher-margin business, management believes that the Company’s total revenue may see a moderate growth trend.

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2026 and 2025:

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Clean-energy equipment	$10,412,332	49.6%	$13,196,043	46.8%	$(2,783,711)	(21.1)%
Digitalization and integration equipment	2,226,141	10.6%	2,629,399	9.3%	(403,258)	(15.3)%
New energy sales	6,454,584	30.8%	10,337,148	36.7%	(3,882,564)	(37.6)%
Oil and gas engineering technical services	1,885,371	9.0%	2,032,694	7.2%	(147,323)	(7.2)%
Total	$20,978,428	100.0%	$28,195,284	100.0%	$(7,216,856)	(25.6)%

Revenues from clean-energy equipment sales. Revenues from clean-energy equipment sales accounted for 49.6% and 46.8% of our revenues for the six months ended March 31, 2026 and 2025, respectively. Revenue from clean-energy equipment sales decreased by $2,783,711 or 21.1% to $10,412,332 for the six months ended March 31, 2026 from $13,196,043 in 2025. The decrease was mainly due to economic slowdown in the PRC, as customers intensified cost-control measures and reduced or delayed their procurement activities.

Revenues from digitalization and integration equipment sales. Revenues from digitalization and integration equipment sales accounted for 10.6% and 9.3% of our revenues for the six months ended March 31, 2026 and 2025, respectively. Revenue from digitalization and integration equipment sales decreased by $403,258 or 15.3% to $2,226,141 for the six months ended March 31, 2026 from $2,629,399 in 2025. The decrease was mainly due to our plan to scale-back the extent of low-margin businesses.

Revenues from new energy sales. Revenues from new energy sales accounted for 30.8% and 36.7% of our revenues for the six months ended March 31, 2026 and 2025, respectively. Revenue from new energy production and operation sales decreased by $3,882,564 or 37.6% to $6,454,584 for the six months ended March 31, 2026 from $10,337,148 in 2025. The decrease was mainly due to the Middle East geopolitical conflict, which drove volatility in international natural gas prices, alongside weak domestic demand and intense market competition. We have strategically reduced and will continue to scale back low-margin trading volumes in order to manage our exposure to pricing volatility.

Revenues from oil and gas engineering technical services. Revenues from oil and gas engineering technical services accounted for 9.0% and 7.2% of our revenues for the six months ended March 31, 2026 and 2025, respectively. Revenues from oil and gas field engineering technical services decreased by $147,323 or 7.2% to $1,885,371 for the six months ended March 31, 2026 from $2,032,694 in 2025. The decrease was due mainly to the decrease in volumes of our compressor rental service.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the six months ended March 31, 2026 and 2025:

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Clean-energy equipment	$6,842,781	43.4%	$10,528,452	45.3%	$(3,685,671)	(35.0)%
Digitalization and integration equipment	2,064,862	13.1%	2,032,358	8.7%	32,504	1.6%
New energy sales	6,276,614	39.8%	10,178,056	43.7%	(3,901,442)	(38.3)%
Oil and gas engineering technical services	569,343	3.7%	517,387	2.3%	51,956	10.0%
Total	$15,753,600	100.0%	$23,256,253	100.0%	$(7,502,653)	(32.3)%

Cost of clean-energy equipment sales decreased by $3,685,671 or 35.0%, to $6,842,781 for the six months ended March 31, 2026 from $10,528,452 in 2025, which was mainly due to the 21.1% decrease in related sales revenue.

Cost of digitalization and integration equipment sales increased by $32,504 or 1.6%, to $2,064,862 for the six months ended March 31, 2026 from $2,032,358 in 2025.

Cost of new energy sales decreased by $3,901,442 or 38.3% to $6,276,614 for the six months ended March 31, 2026 from $10,178,056 in 2025, which was mainly due to the decrease of sales of new energy.

Cost of oil and gas engineering technical services increased by $51,956 or 10.0% to $569,343 for the six months ended March 31, 2026 from $517,387 in 2025. The increase was mainly due to the increase in customer requirements for technical expertise and equipment standards in leasing and technical services.

Gross Profit

Gross profit was $5,224,828 for the six months ended March 31, 2026, an increase of $285,797 compared to $4,939,031 in 2025. Gross margin increased to 24.9%, representing a 7.4% increase compared to 2025. The increase was mainly due to the Company’s deliberate scale-back of low-margin businesses, which reduced the dilutive effect of low-margin activities and enhance our ability to enhance the overall gross margin. The Company plans to continue to adjust its business mix, reduce risk exposure, and further improve its gross margin on a sustained basis.

Our gross profit and gross margin by revenue stream were as follows:

	Six Months Ended March 31,
	2026		2025		Variance
	Gross Profit	Gross Margin %	Gross Profit	Gross Margin %	Gross Profit	Gross Margin %
Clean-energy equipment	$3,569,551	34.3%	$2,667,591	20.2%	$901,960	14.1%
Digitalization and integration equipment	161,279	7.2%	597,041	22.7%	(435,762)	(15.5)%
New energy sales	177,970	2.8%	159,092	1.5%	18,878	1.3%
Oil and gas engineering technical services	1,316,028	69.8%	1,515,307	74.5%	(199,279)	(4.7)%
Total	$5,224,828	24.9%	$4,939,031	17.5%	$285,797	7.4%

Gross profit for clean-energy equipment sales increased by $901,960 to $3,569,551 for the six months ended March 31, 2026, compared to $2,667,591 in 2025. Gross margin increased by 14.1% to 34.3%, primarily attributable to favorable product mix, as we sold more high-margin products in the six months ended March 31, 2026 than in the comparable period of 2025, as well as ongoing cost-control initiatives.

Gross profit for digitalization and integration equipment sales decreased by $435,762 to $161,279 for the six months ended March 31, 2026, compared to $597,041 in 2025. Gross margin decreased by 15.5%, to 7.2% for the six months ended March 31, 2026, from 22.7% in 2025. The decrease in gross margin was mainly attributable to the scale-back of low-margin trading volumes and higher cost in product trading.

Gross profit for new energy sales increased by $18,878 to $177,970 for the six months ended March 31, 2026, compared to $159,092 for the comparable period in 2025. Gross margin increased by 1.3%, to 2.8% for the six months ended March 31, 2026, from 1.5% in 2025. The increase in gross profit was mainly due to the Company’s strategic scale-back of low-margin trading volumes to mitigate our exposure to pricing volatility.

Gross profit for oil and gas engineering technical services decreased to $1,316,028 for the six months ended March 31, 2026 from $1,515,307 in 2025. Gross margin decreased by 4.7%, to 69.8% for the six months ended March 31, 2026, from 74.5% in 2025. The decrease in gross margin was attributable to the increase in customer requirements for technical expertise and equipment standards in leasing and technical services.

Operating Expenses

Operating expenses were as following:

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Selling and marketing	$1,535,890	26.0%	$635,306	8.9%	$900,584	141.8%
General and administrative	2,133,900	36.1%	3,045,282	42.5%	(911,382)	(29.9)%
Provision for expected credit losses	2,145,919	36.3%	3,317,683	46.3%	(1,171,764)	(35.3)%
Research and development	97,448	1.6%	163,008	2.3%	(65,560)	(40.2)%
Total operating expenses	$5,913,157	100.0%	$7,161,279	100.0%	$(1,248,122)	(17.4)%

Selling and marketing Expenses

Selling and marketing expenses consist primarily of shipping fees, consulting fees, bidding fees and payroll and benefits for employees involved in the sales and distribution functions. Selling and marketing expenses were $1,535,890 for the six months ended March 31, 2026, an increase of $900,584, or 141.8%, from $635,306 for the six months ended March 31, 2025. The increase was due mainly to higher sales personnel salaries and marketing expenses resulting from intensified market competition. Going forward, the Company will strengthen management capabilities and adopt competitive sales incentive policies. Selling and marketing expenses are expected to increase in line with these measures and sales growth. The Company will strive to reduce its discretionary expenses and minimize any increase in selling and marketing expenses as a percentage of revenue.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses were $2,133,900 for the six months ended March 31, 2026, a decrease of $911,382, or 29.9%, from $3,045,282 in 2025. The decrease was due mainly to 1) decrease of $751,830 in legal and auditing fees; and 2) decrease of $101,856 of personnel salaries. As a publicly listed company, the Company’s G&A expenses may increase due to increased compliance requirements.

Provision for expected credit losses

Provision for expected credit losses was $2,145,919 for the six months ended March 31, 2026, a decrease of $1,171,764 or 35.3%, from $3,317,683 for 2025. The decrease was mainly due to improvement in our collection of trade receivables.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of payroll and related costs for employees involved in research functions and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our R&D expenses were $97,448 for the six months ended March 31, 2026, a decrease of $65,560 from $163,008 in 2025 due primarily due to reduction in R&D activities during the six months ended March 31, 2026.

Other (expenses) income, net

Other (expenses) income was as follows:

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Interest expense	$(36,080)	2.9%	$(20,035)	(1.6)%	$(16,045)	80.1%
Exchange (loss) gains	(167,571)	13.2%	45,795	3.6%	(213,366)	(465.9)%
Income from equity investment	-	-%	171,368	13.5%	(171,368)	(100.0)%
Net investment (loss) gain from short-term investments	(1,064,172)	84.1%	826,153	65.1%	(1,890,325)	(228.8)%
Interest income from loans receivable	93,183	(7.4)%	50,805	4.0%	42,378	83.4%
(Loss) gain from disposal of property and equipment	(288,176)	22.8%	116,311	9.3%	(404,487)	(347.8)%
Other income, net	197,232	(15.6)%	77,831	6.1%	119,401	153.4%
Total (expenses) income, net	$(1,265,584)	100.0%	$1,268,228	100.0%	$(2,533,812)	(199.8)%

Income from equity investment

Income from equity investment decreased by $171,368, or 100.0%, to nil for the six months ended March 31, 2026, from $171,368 for the six months ended March 31, 2025. The decrease was mainly due to the disposal of equity method investments prior to September 30, 2025.

Net investment (loss) gain from short-term investments

For the six months ended March 31, 2026, we reported a net investment loss of $1,064,172, as opposed to a net investment gain of $826,153 for the six months ended March 31, 2025. The change was mainly due to the decrease in the fair value of common stocks that were publicly traded on the Hong Kong Stock Exchange due to declines in their market prices.

(Loss) gain from disposal of property and equipment

For the six months ended March 31, 2026, the Company disposed of production equipment with net book value of RMB 2,066,784 ($294,590), received RMB 45,000 ($6,414) in cash and recognized a loss on disposal of RMB 2,021,784 ($288,176)

For the six months ended March 31, 2025, the Company disposed of production equipment with net book value of RMB 4,846,387 ($676,199), received RMB 5,680,000 ($792,510) in cash, and recognized a gain on disposal of RMB 833,613 ($116,311).

Other income, net

Other income, net increased by $119,401, or 153.4%, to $197,232 for the six months ended March 31, 2026, from $77,831 for the six months ended March 31, 2025. The increase was mainly due to the increase in government subsidies in the six months period ended March 31, 2026.

Income Taxes

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since China Oil Blue Ocean was approved as an HNTE in December 2022, China Oil Blue Ocean is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In October 2025, China Oil Blue Ocean renewed its HNTE certification for another three years. Since ZJY Technologies was approved as an HNTE in December 2022, ZJY Technologies is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In December 2025, ZJY Technologies renewed its HNTE certification for another three years.

For the six months ended March 31, 2026 and 2025, our effective tax rates were 6.0% and (1.5)%, respectively. The increase in the effective tax rate was mainly due to the decrease in taxable income.

For the six months ended March 31, 2026, we reported an income tax benefit of $117,174 as opposed to an income tax expense of $14,635 in the comparable period of 2025. The variance is due mainly to higher net loss in the six months ended March 31, 2026.

Net Loss

As a result of the foregoing, our net loss for the six months ended March 31, 2026 and 2025 was $1,836,739 and $968,655, respectively. The Company is of the view that a continued net loss may pose pressure on its liquidity, but the Company has sufficient cash resources and has implemented measures to improve profitability and control costs. The Company will continue to monitor its liquidity and take necessary actions to ensure it can meet its obligations as they fall due.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company as the controlling shareholder.

For the six months ended March 31, 2025, non-controlling interests were $344,240, attributable to the minority shareholder’s 49% ownership interests in Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Leishen Hongzhuo”), and Sichuan Huayou Huitong New Material Co., Ltd. (“Huayou Huitong”). The Company purchased non-controlling interests in Leishen Hongzhuo and Huayou Huitong in September and November 2025, respectively. For the six months ended March 31, 2026, the Company had no non-controlling interests.

Net loss attributable to Leishen Energy Holding Co., Ltd.

Net loss attributable to Leishen Energy decreased by $1,212,324, or 194.2% from loss of $624,415 for the six months ended March 31, 2025, to loss of $1,836,739 for the six months ended March 31, 2026.

Liquidity and Capital Resources

Presently, our principal sources of liquidity are generated from funds from our operations, bank loans and initial public offering. As of March 31, 2026 and September 30, 2025, we had cash of $10,249,822 and $10,159,656, respectively. Our current assets were $60,094,455 and $59,129,558 as of March 31, 2026 and September 30, 2025, respectively. Our current liabilities were $25,097,406 and $23,248,841 as of March 31, 2026 and September 30, 2025, respectively. Our current ratios as of March 31, 2026 and September 30, 2025 were 239.4% and 254.3%, respectively. Total equity as of March 31, 2026 and September 30, 2025 was $44,576,145 and $45,457,500 respectively.

As of March 31, 2026, we had outstanding bank loans of approximately $2.9 million. We also entered into operating leases for our factory. The following table sets forth our contractual obligations as of March 31, 2026:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$777,332	$111,486	$222,972	$222,972	$219,902
Loan principal obligations	2,890,424	2,890,424	-	-	-
Total	$3,667,756	$3,001,910	$222,972	$222,972	$219,902

On December 20, 2024, we consummated our IPO and raised net proceeds of $5.4 million after deducting underwriting commission. In June 2026, we filed a registration statement on Form F-3 with the SEC that was declared effective on June 18, 2026. In accordance with the F-3, we may offer, issue and sell our registered securities from time to time up to $150,000,000, or its equivalent in any other currency, currency units, or composite currency or currencies. We have not sold any securities under the Form F-3. Any such offering would be made pursuant to a prospectus supplement filed with the SEC. We believe our current working capital and future equity financing are sufficient to support our operations for the next 12 months.

With the uncertainty of the current market and macroeconomic conditions, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

Cash Flows Analysis

Six Months Ended March 31, 2026 Compared to Six Months Ended March 31, 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$730,075	$(1,981,527)
Net cash (used in) provided by investing activities	(391,698)	5,664,522
Net cash (used in) provided by financing activities	(369,265)	7,987,112
Effect of foreign exchange rate on cash and restricted cash	187,225	(176,524)
Net increase in cash and restricted cash	156,337	11,493,583
Cash at the beginning of the period	10,160,587	7,301,014
Cash at the end of the period	$10,316,924	$18,794,597

Operating Activities

Net cash provided by operating activities was $730,075 for the six months ended March 31, 2026. It was primarily due to the following:

a)	Net loss of $1,836,739 for the six months;

b)	Adjusted by loss on disposal of property and equipment of $288,176, fair value change of financial instruments of $1,121,746 and provision for expected credit losses of $2,145,919;

c)	Accounts receivable and notes receivable increased by $2,516,543, due to customers deferring their payments in response to the challenging economic environment;

d)	An increase in accounts payable of $1,412,546 due to our delayed payments to suppliers amid the economic downturn.

e)	An increase in advance to suppliers of $660,631;

f)	A decrease in inventory of $627,921 due to the goods in transit was accepted by our customers;

g)	An increase in taxes payable of $735,390;

h)	An increase in other assets of $523,355 due to an increase in VAT Credit to be deducted.

Net cash used in operating activities was $1,981,527 for the six months ended March 31, 2025. It was primarily due to the following:

a)	Net loss of $968,655 for the six months;

b)	Adjusted by fair value change of financial instruments of $826,153, provision for expected credit losses of $3,317,683;

c)	Accounts receivable and notes receivable increased by $1,064,864, due to customers deferring their payments in response to the challenging economic environment;

d)	An increase in advance to suppliers of $2,176,850 due to more suppliers requiring payments in advance;

e)	A decrease in inventory of $1,609,405 due to the goods in transit was accepted by our customers.

f)	A decrease in accounts payable of $2,417,661 due to payment to our vendors;

g)	A decrease in advance from customers of $937,625 due to fewer new orders in this period

h)	A decrease in due to related parties of $1,620,234.

Investing Activities

Net cash used in investing activities was $391,689 for the six months ended March 31, 2026. It was primarily due to: a) purchase of short-term investments of $16,921,805; b) purchase of long-term investments of $712,677; c) loan to a related party of $622,364; d) purchases of property and equipment of $157,843; and e) loans to third parties of $1,514,666. These were partially offset by: f) maturities of short-term investments of $18,052,936; and g) collection of $1,562,188 in loans receivable from third parties.

Net cash provided by investing activities was $5,664,522 for the six months ended March 31, 2025. It was primarily due to: a) maturities of short-term investments of $24,563,110; b) proceeds on disposal of property and equipment of $701,336; partially offset by: c) purchase of short-term investments of $17,231,516; d) loans to third parties of $2,299,751.

Financing Activities

Net cash used in financing activities was $369,265 for the six months ended March 31, 2026. We obtained borrowings of $2,850,708 via bank loans as working capital, which were offset by the repayment of approximately 3,107,272. In addition, we paid dividends of $70,142 and purchase non-controlling interest of $42,559.

Net cash provided by financing activities was $7,987,112 for the six months ended March 31, 2025. We obtained net borrowings of $2,733,921 via bank loans as working capital, and receipt $5,380,488 from IPO.

Loan Facilities

(1) On March 16, 2026, the Company obtained a loan of RMB 10 million ($1,445,212) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch. The loan carries an annual interest of 2.35% and is due on March 15, 2027.

(2) On March 25, 2026, the Company obtained a loan of RMB 10 million ($1,445,212) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch. The loan carries an annual interest of 2.35% and it is due on March 19, 2027.

(3) On March 18, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which was due March 17, 2026.

(4) On March 25, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which was due March 24, 2026.

(5) On November 21, 2023, the Company obtained a loan of RMB 2 million ($281,472) from Bank of China Chengdu Hi-Tech Industrial Development Zone Sub-branch, which was due November 20, 2024. The loan was guaranteed by Li Hongliang, chief executive officer of the Company. The Company repaid RMB 100,000 ($14,074) in October 2024, refinanced RMB 1,900,000 ($267,398) and extended the due date to October 15, 2025. The Company repaid RMB 100,000 ($14,074) and RMB 1,800,000 ($253,326) on September 16, 2025 and October 16, 2025, respectively.

Contingencies

From time to time, the Company may be subject to legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Contractual Obligations

The Company leases office spaces and factories under non-cancellable operating leases, with terms from 24 to 120 months.

On January 22, 2022, Sichuan Leishen Hongzhuo leased a vacant land from Chengdu Longxing Natural Gas Co., Ltd. for the construction of a natural gas recovery station, which complies with national land-use standards. The lease term is eleven years and the annual rent is RMB 133,745($19,329). On April 1, 2023, Sichuan TIBO Fluid Technology Co., Ltd. leased the factory at Shiliba Industrial Park, Xinshi Town, Jianyang City, Sichuan Province to China Oil Blue Ocean. The term is ten years and the rent is RMB6,440,367 ($930,770) in total. Future minimum lease payments are $111,486 for the 12 months ending March 31, 2027.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

Expected Credit Losses

The Company follows Accounting Standards Update 326, Credit Losses (“ASC 326”) to account for the related expected credit losses. In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are presented in the consolidated statements of operations and comprehensive loss.

The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customer’s receivables (the “CECL model”). In determining the amount of the allowance for credit losses, the Company considers not only the input from its CECL model but also historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Actual credit losses and related allowance are written off as incurred.

There were no significant changes in the key assumptions of our CECL model throughout the periods presented.